BART AND ASSOCIATES, LLC

Attorneys at Law

_____________________________________________________________

May 29, 2015

Via SEC Edgar Submission

H. Roger Schwall, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

RE:

Scor International Foods, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Initial Form S-1 Filed: April 3, 2015

File No. 333-203239

Dear Mr. Schwall:

The Company and I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments. I have listed each of your comments below, in order, and have responded below each comment.

General

Comment 1: Further revise your filing to describe in greater detail the nature and substance of the activities that you suggest your part-time employee is undertaking on your behalf. For example, it is unclear how he is “currently searching for potential distributors as well as retailers that would be willing to stock our products” (page 3), when your other disclosures make clear that you “have not begun our planned principal operations” (page 28). Discuss how he plans to enter into related agreements with these entities when the company does not yet have any proprietary products nor any facilities to produce any food products, and state explicitly that it has no products or food production facilities at this time.

Answer to Comment 1: In the prepackaged food industry, it is common for a company planning to launch products and/or brands to research the marketplace and begin negotiations with distributors and retailers, to ensure that once the products are ready to be distributed, the Company will have a network in place to allow for the distribution and stocking of its products. The additional disclosures related to the lack of production facilities and current products, as well as the role of the Company’s sole officer and director have been added throughout the revised disclosure statement.

Comment 2: Similarly, we note your response to our prior comment 2 from our letter to you dated April 30, 2015, and the related revisions to your prospectus. Please address any unresolved issues from that comment, as well as any other disclosure inconsistencies which remain. For example, please revise to clarify:

  References at page 22 to expanding your Brands and your product line;
  Your statement on page 27 that you “are engaged” in the business of providing production in the Ethnic Food manufacturing and distribution industry;

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720) 226-7511       Facsimile: (720) 528-7765       E: kbart@kennethbartesq.com

www.kennethbartesq.com

May 29, 2015

  Your disclosure on page 28 conveying your expectation that your operating revenues will “increase” in fiscal 2015 (and provide us with the basis for this statement); and
  The nature of Mr. Bradley’s involvement with the unidentified value-added producer in 2007, and name that entity if it employed him.

Answer to Comment 2: The revisions listed in Comment 2 have been included in the revised disclosure statement. Also, additional revisions have been made throughout the revised disclosure statement to clarify the current position of the Company.

Comment 3: We note your response to our prior comment 4, in which you maintain that you are not a shell company based in part on your purportedly “actively and aggressively pursuing” your business plan. However, we note that you had no operations for the period from December 19, 2014, through December 31, 2014, and that you also had no assets at year end. As noted in comment 1 above, you also disclose on page 28 of your prospectus that you “have not yet begun [your] planned principal operations.” Therefore, we reissue our prior comment 4. Please disclose that you are a shell company, and describe the consequences of that status, including limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity of your securities. Please also include related risk factor disclosure.

Answer to Comment 3: The Company does not believe it is a shell company. Under Rule 144, the definition of a shell company is a company with 1) no or nominal operations, and either 2) no or nominal assets, 3) assets consisting solely of cash and cash equivalents, or 4) assets consisting of any amount of cash and cash equivalents and nominal other assets. Based on the fact that the company is actively and aggressively pursuing its business plan, which is to provide production in the Ethnic Food manufacturing and distribution industry, the company believes that is has operations that are not “nominal”. The Company also has assets listed on its balance sheet as of March 31, 2015, incurred $3,500 in operating expenses during the three months ended March 31, 2015, and incurred $1,350 in operating expenses during its first two weeks from inception, through December 31, 2014. While the Company has not yet generated any revenue, it is attempting to engage in the production of its planned products, while also attempting to locate third parties from which it plans to acquire food products, brands and production assets. Due to the fact that the company is actively pursuing its business plan in an effort to grow and generate revenue, the company does not believe that its operations can be considered “nominal”, and for the reasons listed above, the company very strongly believes that it is not, and has never been, a “shell company”.

Description of Property, page 24

Comment 4: We note your new disclosure on page 24 characterizing Mr. John Mchardy as one of your “founding shareholders.” Please provide the disclosure required pursuant to Item 404(c) of Regulation S-K, including the identification of all promoters and disclosure regarding the nature and amount of all consideration received by such promoters. In that regard, we refer you to Securities Act Rule 405, which defines a “promoter” as “any person who . . . directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer.” Alternatively, please provide your analysis as to why such disclosure is not required.

Answer to Comment 4: The language related to Mr. Mchardy being a “founding shareholder”, has been removed from the Description of Property, as it was not accurate. Mr. Mchardy is a shareholder of the Company, but was in no way, directly or indirectly, involved in founding or organizing the Company, and is in no way, directly or indirectly, associated with the operation or enterprise of the Company or the Company’s business.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720) 226-7511       Facsimile: (720) 528-7765       E: kbart@kennethbartesq.com

www.kennethbartesq.com

May 29, 2015

Director, Executive Officers, Promoters and Control Persons, page 32

Background Information about our Officers and Directors, page 32

Comment 5: We note your response to our prior comment 7 and the related revisions to page 32 of your prospectus. We reissue our prior comment in part. Please expand Mr. Bradley’s biography to describe the business of each organization that employed Mr. Bradley in the most recent five years.

Answer to Comment 5: Additional disclosures have been included in the revised disclosure statement to list the nature of each business that employed Mr. Bradley in the most recent five years.

Financial Statements

General

Comment 6: Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Answer to Comment 6: The financial statements and footnotes, as well as all other relevant sections related to the financial statement information have been updated in the revised disclosure statement.

Respectfully submitted,

/s/ Ken Bart

Ken Bart

Bart and Associates, LLC

Attorney for Scor International Foods, Inc.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720) 226-7511       Facsimile: (720) 528-7765       E: kbart@kennethbartesq.com

www.kennethbartesq.com